RETIREMENT PLAN ADVISORS, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Adams Street, Suite 2175
(No. and Street)

| Chicago | IL | 60603 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vernon Kempker — (573)659-4443
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman, LLC
(Name – *if individual, state last, first, middle name*)

| 500 N. Michigan Ave, Suite 1700 | Chicago | IL | 60611 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



# OATH OR AFFIRMATION

I, Vernon Kempker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vernon Kempker

Signature

Chief Financial Officer

Title

SHERI MENTEER
My Commission Expires
April 3, 2020
County of Cole
Commission # 16137506

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INDEX

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Retirement Plan Advisors, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Retirement Plan Advisors, Inc. (an Illinois S-Corporation and wholly-owned subsidiary), as of December 31, 2018 and 2017, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Retirement Plan Advisors, Inc.'s management. Our responsibility is to express an opinion on Retirement Plan Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Retirement Plan Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplementary information included on pages 13-15 has been subjected to audit procedures performed in conjunction with the audit of Retirement Plan Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Retirement Plan Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Topel Forman LLC.
Certified Public Accountants

We have served as Retirement Plan Advisors, Inc.'s auditor since 2011.

Chicago, Illinois

February 20, 2019

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

# RETIREMENT PLAN ADVISORS, INC
## STATEMENTS OF FINANCIAL CONDITION
### DECEMBER 31, 2018 AND 2017

|  | 2018 | 2017 |
|---|---|---|
| **ASSETS** |  |  |
| Cash and cash equivalents | $ 354,653 | $ 585,031 |
| Commissions receivable | 430,520 | 531,673 |
| Prepaid expenses and other assets | 22,473 | 37,805 |
| **TOTAL ASSETS** | $ 807,646 | $ 1,154,509 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** |  |  |
| Due to RPA, LLC | $ 165,406 | $ 210,187 |
| Due to RPAG, Inc. | 15,900 | 16,800 |
| Accrued expenses | 132,835 | 180,884 |
| Total Liabilities | $ 314,141 | $ 407,871 |
| Stockholder's Equity | 493,505 | 746,638 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 807,646 | $ 1,154,509 |

(The accompanying notes to financial statements are an integral part of these statements.)

# RETIREMENT PLAN ADVISORS, INC
## STATEMENTS OF OPERATIONS
## YEARS ENDED DECEMBER 31, 2018 AND 2017

|  | 2018 | 2017 |
|---|---|---|
| REVENUES: |  |  |
| Commission income | $ 3,476,737 | $ 3,801,689 |
| Interest income | 4,322 | 3,373 |
| Total Revenues | $ 3,481,059 | $ 3,805,062 |
|  |  |  |
| OPERATING EXPENSES: |  |  |
| Administration/operations charges | $ 1,082,054 | $ 1,172,100 |
| Computer technology charges | 24,422 | 19,347 |
| Employee compensation and benefits | 1,467,698 | 1,475,822 |
| Insurance | 43,623 | 40,932 |
| Licenses and permits | 34,073 | 32,758 |
| Office expenses | 3,724 | 3,568 |
| Professional fees | 13,647 | 16,666 |
| Total Operating Expenses | $ 2,669,241 | $ 2,761,193 |
|  |  |  |
| Net Income Before Income Tax Expense | $ 811,818 | $ 1,043,869 |
|  |  |  |
| Income tax expense | $ 14,951 | $ 20,617 |
|  |  |  |
| Net Income | $ 796,867 | $ 1,023,252 |

(The accompanying notes to financial statements are an integral part of these statements.)

# RETIREMENT PLAN ADVISORS, INC
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
## YEARS ENDED DECEMBER 31, 2018 AND 2017

|  | Common Stock | Additional Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at December 31, 2016 | $ 368,026 | $ 17,581 | $ 278,989 | $ 664,596 |
| Net income | - | - | 1,023,252 | 1,023,252 |
| Distributions | - | - | (950,000) | (950,000) |
| Compensation expense | - | 8,791 | - | 8,791 |
| Balances at December 31, 2017 | $ 368,026 | $ 26,372 | $ 352,240 | $ 746,638 |
| Net income | - | - | 796,867 | 796,867 |
| Distributions | - | - | (1,050,000) | (1,050,000) |
| Reclass to common stock | 26,372 | (26,372) | - | - |
| Balances at December 31, 2018 | $ 394,398 | $ - | $ 99,107 | $ 493,505 |

The Company has 1,000,000 authorized shares of no par value common stock, of which 102,000 were issued and outstanding at December 31, 2018 and 2017.

(The accompanying notes to financial statements are an integral part of these statements.)

4

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

| CASH FLOWS FROM OPERATING ACTIVITES: | 2018 | 2017 |
|---|---|---|
| Net Income | $ 796,867 | $ 1,023,252 |
| Adjustments to reconcile net income to net cash provided by operating activites: | | |
| Compensation expense | - | 8,791 |
| (Increase) Decrease In: | | |
| Commissions receivable | 101,153 | (61,083) |
| Due from advisors | - | 19,660 |
| Prepaid expenses and other current assets | 15,332 | (15,701) |
| Increase (Decrease) In: | | |
| Due to RPA, LLC | (44,781) | 18,871 |
| Accrued expenses | (48,049) | (83) |
| Due to RPAG, Inc. | (900) | 4,800 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | $ 819,622 | $ 998,507 |
| CASH FROM INVESTING ACTIVITIES: | | |
| Advances to stockholders | $ (143,806) | $ (135,417) |
| Repayments from stockholders | 143,806 | 135,417 |
| NET CASH FROM INVESTING ACTIVITIES | $ - | $ - |
| CASH FROM FINANCING ACTIVITIES: | | |
| Distributions | $ (1,050,000) | $ (950,000) |
| NET CASH USED BY FINANCING ACTIVITIES | $ (1,050,000) | $ (950,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | $ (230,378) | $ 48,507 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 585,031 | 536,524 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 354,653 | $ 585,031 |

(The accompanying notes to financial statements are an integral part of these statements.)

## 1. NATURE OF OPERATIONS:

Retirement Plan Advisors, Inc. (the "Company" or "RPA, Inc.") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG, Inc.").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

*ESTIMATES AND ASSUMPTIONS*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*INCOME TAXES*

Effective January 1, 2014, the Company is included in the consolidated federal income tax return filed by RPAG, Inc. In addition, on January 1, 2014 the Company filed a Qualified Subchapter S Subsidiary election and as a result the Company became a disregarded entity for income tax purposes and is no longer subject to income taxes. In lieu of corporate income taxes, the Company's taxable income is passed through to RPAG, Inc. who is taxed on the income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2018 or 2017. RPAG, Inc. files U.S. Federal and Illinois income tax returns. RPAG, Inc. income tax returns for years prior to December 31, 2016 are no longer subject to examination. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

### *CASH AND CASH EQUIVALENTS*

The Company considers all unrestricted demand deposits, money market funds and highly liquid investments with original maturities of three months or less, and all certificates of deposit to be cash and cash equivalents.

### *SECURITIES AND FEES*

Securities transactions and fees are recorded on the trade date as transactions occur.

### *COMMISSION INCOME*

Commission income is recognized when earned and is based on a percentage of ongoing premium based contributions and/or a percentage of assets under management.

### *COMMISSIONS RECEIVABLE*

Commissions receivable, which represent commissions earned but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2018 and 2017, and therefore the Company has not recorded an allowance for doubtful accounts.

### *IMPAIRMENT OF LONG-LIVED ASSETS*

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

### *ACCOUNTS PAYABLE AND ACCRUED EXPENSES*

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

### *FAIR VALUE OF FINANCIAL INSTRUMENTS*

The Company's short-term financial instruments consist of cash, certificates of deposit, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short-term nature.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

### *COMPENSATION EXPENSE*

During 2014, the Company's parent (RPAG, Inc.) granted options to purchase RPAG, Inc. stock to an employee. A portion of the related compensation expense has been allocated to the Company pursuant to an expense sharing agreement. The Company was allocated compensation expense of $8,791 during the year ending December 31, 2017. The Company is not required to pay RPAG, Inc. for these expense allocations; therefore, it has been recorded as additional paid-in capital in the accompanying financial statements. When the employee exercised the options, the Company reclassed the related compensation cost from additional paid-in capital to common stock.

### *REVENUE RECOGNITION*

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard further requires new disclosures about contracts with customers, including the significant judgments the Company has made when applying the guidance. The new revenue recognition standard was effective for RPA, Inc. in the first quarter of 2018. RPA, Inc. adopted the new standard on January 1, 2018 and there was no material impact to financial statements. We have included the newly applicable revenue disclosures in the footnotes to these financial statements.

### *RECLASSIFICATION*

Certain items were reclassified in the prior year balances to be consistent with the current year presentation. Such reclassifications had no impact on net income as previously reported.

## 3. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

## 4. REVENUE RECOGNITION:

Significant revenue streams recognized by the Company from contracts with customers accounted for under ASC 606 for the years ended December 31, 2018 and 2017, are below:

|  | 2018 | 2017 |
|---|---|---|
| Commission income | $3,476,737 | $3,801,689 |
| Other income | $ 4,322 | $ 3,373 |

Commission income consists of override commissions received on participant deposits, assets under management, and fixed insurance, and is received based on contractual terms. The performance obligation for participant deposits and fixed insurance settles when the participants deposits are received, typically on a daily basis. The performance obligation for commissions received on assets under management is settled on the calculation date, typically the end of a month or quarter. Other income consists of interest income received from financial institutions.

The performance obligations described above relate to contracts that have an original expected duration of less than one year and all revenue is recognized at a point in time.

The Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affect the determination of the amount and timing of revenue from the related contracts above.

5. **INCOME TAX:**

The provision for income taxes for the year ending December 31, 2018 consists entirely of current state income taxes allocated from RPAG, Inc.

As described in Note 1, the Company is a wholly owned subsidiary of RPAG, Inc. and files a consolidated income tax return with RPAG, Inc. In addition, on January 1, 2014 the Company filed a Qualified Subchapter S Subsidiary Election. As a result of filing that election, the Company became a disregarded entity for income tax purposes and is no longer subject to federal and state income taxes. RPAG, Inc. is an S-Corporation which is not subject to federal income taxes. As an Illinois S-Corporation, RPAG, Inc. is subject to state replacement taxes at a rate of 1.5% of taxable income. For the years ended December 31, 2018 and 2017, RPAG, Inc. has allocated $14,951 and $20,617, respectively, of the current year state replacement tax expense to RPA, Inc. based on RPA, Inc.'s share of taxable income, which is reflected as a Due to RPAG, Inc. in the accompanying financial statements. No deferred income taxes have been allocated since it's not significant.

6. **RETIREMENT BENEFITS:**

The Company has a defined contribution retirement plan covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the limits of the Internal Revenue Code at the discretion of the Board of Directors.

Effective January 1, 2018, the Company terminated its Simple IRA plan and began offering a 401(K) plan covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. The Company contributes 3% of eligible participant salaries.

Contributions to these plans for eligible employees were $75,337 and $74,106 for the years ended December 31, 2018 and 2017, respectively.

## 7. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2018 and 2017, the Company had net capital of approximately $471,532 and $709,235 and net capital requirements of approximately $20,943 and $27,191, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

## 8. RELATED PARTIES:

The Company is a wholly owned subsidiary of RPAG, Inc. The Company is also an affiliate with RPA, LLC by way of it also being a wholly owned subsidiary of RPAG, Inc.

The Company is party to an Expense Sharing Agreement between the Company, RPAG, Inc. and RPA, LLC (the "Group"). Certain expenses incurred by each Company are allocated to the Group based on terms of the Expense Sharing Agreement. Generally, most overhead costs such as legal, insurance, rent and utilities are paid by RPA, LLC and allocated to the Company. The Company records these expenses as administrative/operations charges in the accompanying Statements of Operations. Compensation costs are incurred by the Company and allocated to RPA, LLC. The Company records reimbursements received from RPA, LLC as a reduction to compensation expense recorded in the accompanying Statement of Operations. Compensation costs related to stock options and income tax expense are incurred by RPAG, Inc. and allocated to the Company and RPA, LLC.

The following is a recap of the amounts incurred by the Company relating to the Expense Sharing Agreement for the years ended December 31, 2018 and 2017:

|  | 2018 | 2017 |
|---|---|---|
| Administration/operations charges from RPA, LLC | $1,082,054 | $1,172,100 |
| Compensation cost reimbursements received from RPA, LLC | $1,317,356 | $1,304,704 |
| Income tax expense and stock option compensation allocated from RPAG, Inc. | $ 14,951 | $ 29,407 |

The Company owed $165,406 and $210,187 to RPA, LLC and $15,900 and $16,800 to RPAG, Inc. as of December 31, 2018 and 2017, respectively.

## 8. RELATED PARTIES: (CONTINUED)

The Company receives commission income from Cambridge Investment Research, Inc. ("CIR"). The Company was affiliated with CIR by way of certain owners of RPAG, Inc. being registered representatives of CIR and having a nominal ownership interest in Cambridge Investment Group, Inc which owns 100% of CIR. In addition, certain owners of RPAG, Inc. were owners of Continuity Partners Group, LLC ("CPG"), which was owned by CIR. All owner-members of CPG sold their respective ownership with CPG in June 2017. The Company received commission income from CIR of $727,819 and $716,620 during the years ended December 31, 2018 and 2017, respectively. The Company had a receivable balance due from CIR of $25,841 and $32,302 at December 31, 2018 and 2017, respectively.

On January 1, 2012, the Company joined CPG. The Company's shareholders acquired 435,316 units in CPG in exchange for the assignment by the Company of a percentage of practice-related sales to CPG. As a result of such assignment, the Company received services from CPG, and directed an agreed-upon percentage of revenues derived from CIR to CPG.

The Company's shareholders (the "Borrowers") purchased their shares from CPG, in part, from loans issued by CPG. The Company, CPG and the Borrowers have entered into a Compensation Setoff Agreement ("CSA") whereby the parties agreed that in the event the Borrower does not receive commissions and fees from CPG or if the quarterly deductions from commissions and fees owed by CPG to Borrower are not sufficient to satisfy the amount of a scheduled payment, CPG may deduct amounts from commissions, fees and other compensation payable by CPG to RPA to cover the scheduled payment shortfall. In addition, the CSA provides RPA the right to recover any amounts paid by RPA to CPG under this agreement from the Borrowers. The Company made payments to CPG and received reimbursements from the Borrowers totaling $143,806 and $135,417 during the years ended December 31, 2018 and 2017, respectively. There were no amounts due to the Company from the Borrowers as of December 31, 2018 or 2017.

All owner-members of CPG sold their units in June 2017 in exchange for closing out their respective partnership with CPG. All current loans with CPG remain in place and unchanged by the buyout. In addition, the assignment of a percentage of the Company's sales for 2017 to CPG were returned on June 15, 2017. The amount of compensation returned by CPG was $32,832.

## SUPPLEMENTARY INFORMATION

RETIREMENT PLAN ADVISORS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Total stockholder's equity | $ | 493,505 |
| Less nonallowable assets: | | |
| Prepaid expenses | | 21,973 |
| | $ | 21,973 |
| Net capital before haircuts | $ | 471,532 |
| Less haricuts | | - |
| Net capital | $ | 471,532 |
| Minimum net capital required | | 20,943 |
| Excess net capital | $ | 450,589 |
| Aggregate indebtedness | $ | 314,141 |
| Percentage of aggregate indebtedness to net capital | | 66.62% |

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17a-5 as of December 31, 2018.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

**Topel Forman L.L.C.**
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Retirement Plan Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Retirement Plan Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Retirement Plan Advisors, Inc. stated that Retirement Plan Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Retirement Plan Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Retirement Plan Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.
Certified Public Accountants

Chicago, Illinois
February 20, 2019


500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com
16

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

RPA
RETIREMENT PLAN ADVISORS
THE FUTURE IS BETTER THAN YOU THINK

Retirement Plan Advisors, Inc.'s Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Retirement Plan Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: paragraph k (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Vernon Kempker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vernon Kempker

Chief Financial Officer

February 20, 2019

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